United States of America
before the
Securities and Exchange Commission

In the Matter of:

SUNWEST ROLLOVER MEMBER LLC c/o Michael A. Grassmueck United States District Court Receiver The Grassmueck Group Post Office Box 3649 Portland, OR 97208-5248	AMENDED AND RESTATED APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
File No. 812-13778 Investment Company Act of 1940

Summary of the Application

On May 28, 2010, Sunwest Rollover Member LLC (“Applicant”) filed an application (the “Original Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), exempting Applicant from certain provisions of the Investment Company Act.  Applicant hereby amends and restates the Original Application to apply for an order of the Commission pursuant to Section 6(c) of the Investment Company Act exempting Applicant from Sections 14(a), 18(a) and 18(c) of the Investment Company Act and the rules thereunder.

In particular, the relief requested in this amended and restated application (the “Application”) would permit Applicant to engage in the following transactions which, in the absence of an exemption, might appear to violate provisions of the Investment Company Act:

Transactions Relating to Initial Capitalization:

Primary Relief Requested:  Permit Applicant to offer its interests without first having a net worth of at least $100,000.  Alternative Relief Requested:  Permit Applicant to redeem the $100,000 investment in Applicant that would be made by the Debtor (as defined below), with the redemption to occur following the issuance of an exemptive order permitting the redemption.

§14(a)
Permit Applicant to issue to Sunwest Investors (as defined below) common and preferred equity interests and to issue to the Sunwest Founders (as defined below) contingent “profits interests,” pursuant to the Plan of Reorganization to be approved by the Court (as defined below).

§§18(a), (c)

Transactions Relating to Ongoing Operations:

Permit Applicant to accept loans from the Debtor in the Sunwest bankruptcy estate to defer administrative, compliance and other similar expenses.	§18(a)

Applicant

Applicant is Sunwest Rollover Member LLC, a Delaware limited liability company formed for the purpose of holding the “Rollover Equity Interests” in BRE/SW Portfolio LLC, a Delaware limited liability company (for convenience, “Blackstone LLC”).  Blackstone LLC will acquire substantially all of the core assets (consisting of approximately 149 senior living facilities throughout the United States) of the “Sunwest Enterprise,” as more fully described in this Application (collectively, the “Sunwest Assets”).  The Rollover Equity Interests will be issued to Applicant as part of the consideration for Blackstone LLC’s acquisition of the Sunwest Assets pursuant to the terms and conditions of an Agreement of Purchase, Sale and Contribution dated as of January 15, 2010, as amended (the “PSA”).  Applicant will, in turn, issue to investors in the Sunwest Enterprise (the “Sunwest Investors”) who elect to receive such interests in lieu of cash distributions in bankruptcy, Preferred Units, Common Units or, in the case of certain founders of Sunwest (the “Sunwest Founders”), non-voting contingent “profits interests.”

The assets of Applicant will consist exclusively of the Rollover Equity Interests in Blackstone LLC and temporary investments in certain specified types of short-term instruments pending distributions to Applicant’s members or disbursements in payment of its obligations.  Applicant will not otherwise invest or reinvest assets or engage in other activities.

Applicant will initially be administered by Michael A. Grassmueck, the Receiver appointed by the United States District Court for the District of Oregon (“Court”) with respect to the Receivership Entities defined in the Court’s order.  Mr. Grassmueck is not an interested person of Applicant within the meaning of Section 2(a)(19) of the Investment Company Act.  He has been appointed as Applicant’s sole initial Manager by the initial member of Applicant and his appointment will be approved by order of the Court.

Background of the Sunwest Enterprise

The Sunwest Enterprise is a group of related entities formerly involved in the acquisition, development, design, construction, financing, insuring and operation of senior living and other properties nationwide, along with miscellaneous other assets and operations.  Prior to 2008, the Sunwest Enterprise operated 290 facilities and was one of the largest assisted living providers in the United States.

The Sunwest Enterprise financed the acquisition and development of its senior living and other properties through various means, including the sale to investors of limited liability company interests and tenant-in-common (“TIC”) interests in its properties.  Ownership of the Sunwest facilities included some 1,200 TIC investors and several hundred limited liability company members.  Each Sunwest affiliated property purported to have separate ownership, often involving multiple TIC owners and/or limited liability company members.

On December 1, 2008, Stayton SW Assisted Living, L.L.C., one of the Sunwest entities (the “Debtor”), initiated its bankruptcy case, now United States District Court for the District of Oregon, Case No. 09-cv-6082-HO (the “Bankruptcy Case”), with the filing of its voluntary petition under Chapter 11 of Title 11 of the United States Code.  The Debtor remains in possession of its assets and continues to operate its business as debtor-in-possession pursuant to 11 U.S.C. §§ 1107 and 1108.

On March 2, 2009, the Commission commenced an action in the Court against Sunwest Management, Inc. (“Sunwest”) and other persons and entities for, among other things, violation of federal securities laws, and seeking an injunction and appointment of a receiver in SEC v. Sunwest Management, Inc., et al, Case No. 09-cv-6056-HO (“SEC Enforcement Action”).  In its complaint, the Commission alleged, among other matters, that Sunwest and others committed violations of securities laws in the offering of interests in the Sunwest Enterprise and operated the Sunwest Enterprise as a unitary enterprise virtually as a “Ponzi” scheme.

On March 10, 2009, the Court entered its Order in the SEC Enforcement Action granting an injunction and appointing Michael A. Grassmueck as Receiver (“Receiver”) and Clyde A.  Hamstreet as Chief Restructuring Officer of the Receivership Entities, as defined therein, that were part of the Sunwest Enterprise.

On October 1, 2009, the Court entered its Order (the “Approval Order”) in the SEC Enforcement Action approving the Distribution Plan of Receiver and Chief Restructuring Officer for Sunwest Enterprise (“Distribution Plan”).  The Approval Order authorized the Receiver and the Chief Restructuring Officer to reorganize the Sunwest Unitary Enterprise recognized in the Distribution Plan through the Bankruptcy Case.

The Distribution Plan and Approval Order provided for the sale or contribution of the Sunwest Assets pursuant to a “Stalking Horse Sale and Auction” (as that term is defined in the Distribution Plan).

On December 22, 2009, the Court entered its Order Granting Joint Motion of Debtor, the Tenants in Common Committee and the Unsecured Creditors’ Committee for Substantive Consolidation of Assets and Liabilities of Sunwest Related Entities (the “Consolidation Order”).  The Consolidation Order provided that all assets and liabilities of the Sunwest Enterprise are substantively consolidated into Debtor’s Bankruptcy Case, that equitable title to real estate held by the Sunwest Enterprise is consolidated into Debtor’s bankruptcy estate, and that Debtor has the right to convey title to, or interests in, real property pursuant to a confirmed Plan of Reorganization or other order of the Court.

On January 15, 2010, the Debtor and Blackstone LLC entered into the PSA providing for the sale or contribution of substantially all of the core assets of the Sunwest Enterprise, including the TIC interests in the properties, to Blackstone LLC or the successful bidder at the Stalking Horse Sale and Auction.

On March 29, 2010, the Court entered its Order, among other matters, approving the PSA, together with the auction process, bidding procedures and overbid protections contemplated by the PSA.  The Bid Deadline established for the Stalking Horse Auction expired on May 10, 2010.  On May 17, 2010, the Court entered its Order identifying and approving Blackstone LLC as the successful bidder and purchaser under the PSA.

Structure of Applicant

Due to the complex and unusual capital structure of the Sunwest Enterprise, outright sale of the Sunwest Assets to Blackstone LLC likely would result in adverse income tax consequences to numerous Sunwest Investors, as discussed further in footnote 2.  Outright sale of the Sunwest Assets to Blackstone LLC also would deprive those Sunwest Investors who wish to do so of the opportunity to continue their investment and share any future appreciation following Blackstone LLC’s acquisition of the Sunwest Assets.  To address these issues, the PSA and the Plan of Reorganization provide that the consideration to be paid by Blackstone LLC in acquiring the Sunwest Assets will, at the election of the Sunwest Investors, take the form of a combination of:

●	Cash; and/or

●
Issuance of equity interests in Blackstone LLC in exchange for the contribution of the interests of the Sunwest Investors in the Sunwest Assets and the bankruptcy estate.  The equity interests in Blackstone LLC (i.e., the Rollover Equity Interests) will be held by Applicant and will consist of:

o	Up to 49% of the Common Interests in Blackstone LLC; and

o	Up to $50 million in 6% Class A Preferred Units in Blackstone LLC.1

Interests in Applicant will not be issued in exchange for cash.  Rather, interests in Applicant will be issued in exchange for the existing interests of Sunwest Investors in the Sunwest Assets and the bankruptcy estate.  Interests in Applicant will be issued pursuant to the Plan of Reorganization in the Bankruptcy Case.  Therefore, issuance will comply with Section 23(a)(2) of the Investment Company Act.  See Section 2(a)(33) of the Investment Company Act.

1  Holders of Applicant’s Preferred Units will have contributed interests in the Sunwest Assets and the bankruptcy estate valued at $100 for each Preferred Unit.  Each Preferred Unit issued by Applicant is entitled to a preferred cumulative return of 6% per year on the $100, and each Preferred Unit is redeemable after five and one-half years at the option of the holder of the Preferred Unit (and, under certain circumstances, at Applicant’s option).  Applicant’s Preferred Units mirror the terms of the 6% Class A Preferred Units issued by Blackstone LLC to Applicant.  Accordingly, if holders of Preferred Units in Applicant require redemption, Applicant will, in turn, require redemption from Blackstone LLC.

Sunwest Investors who elect to receive Common Interests or Preferred Units in Blackstone LLC will not become direct members of Blackstone LLC.  Rather, such Sunwest Investors will contribute their interests in the Sunwest Assets and the bankruptcy estate to Applicant, which will issue to such Sunwest Investors interests in Applicant.  The interests in Applicant will mirror the 6% Class A Preferred Units and Common Interests in Blackstone LLC which will be held by Applicant (except to the extent of the contingent “profits interests” in Applicant to be held by the Sunwest Founders). 2

The Plan of Reorganization also provides that certain Sunwest Founders will receive non-voting “profits interests” in Applicant that will entitle them to receive a portion of Applicant’s earnings if total distributions and payments to Sunwest creditors and Sunwest Investors (not including the Sunwest Founders) aggregate in excess of $500 million. 3

2   Through this structure, certain Sunwest Investors are able to pursue the possibility of deferring a taxable event in connection with the acquisition by Blackstone LLC of their interests in the Sunwest Assets and the bankruptcy estate.  The proposed structure is designed to provide significant tax benefits to a substantial number of TIC investors.  In summary, since each of Applicant and Blackstone LLC is treated under Subchapter K of the Internal Revenue Code of 1986, as amended (the “IRC”), as a partnership for federal income tax purposes, any gains imbedded in the TIC interests contributed to Applicant (and subsequently contributed by Applicant to Blackstone LLC) are expected to continue to be deferred, and any items of income or gain realized by Blackstone LLC and allocated to Applicant will flow through to the members of Applicant without being taxable at either the Blackstone LLC or Applicant level.  Through this structure, the Sunwest Investors who elect to receive Applicants’ Preferred Units also may be able to defer a taxable event and, at the same time, receive an instrument having a fixed and guaranteed return.  Applicant does not intend to be subject to Subchapter M of the IRC.

3   Disposition of any proceeds of such “profits interests” is subject to an agreement between the Sunwest Founders and the State of Oregon, Department of Consumer and Business Services, Division of Finance and Corporate Securities and to resolution of  matters pending between the Commission and the Sunwest Founders.

The following diagram illustrates the organizational structure of Blackstone LLC and Applicant following acquisition of the Sunwest Assets by Blackstone LLC.

Because Applicant’s membership interests will be offered in connection with a bankruptcy proceeding, the offer and issuance of such securities are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).  11 USC §1145(a).

Applicant as Potential Investment Company

Applicant will be an investment company as defined in Section 3(a)(1) of the Investment Company Act because:  (a) Applicant will acquire investment securities (i.e., membership interests in Blackstone LLC) having a value exceeding 40% of the value of Applicant’s total assets; and (b) the outstanding membership interests in Applicant are expected to be beneficially owned by more than 100 persons.

Applicant intends to register under the Investment Company Act as a closed-end investment company and to file a registration statement with the Commission on Form N-2 within three months thereafter.  The Confirmation Order to be requested from the Court will recite that Applicant will comply with the requirements of the Investment Company Act, except for provisions from which exemptions are granted.

Summary of Relief Sought by Applicant

Applicant’s sole source of revenue will be its investment in Blackstone LLC (other than revenue from temporary investments in certain specified types of short-term instruments pending distributions to Applicant’s members or disbursements in payment of its obligations).  It is not anticipated that there will be significant distributions to Applicant in the initial years of operation of Blackstone LLC.  Accordingly, in order to permit Applicant to fund its administrative, compliance and similar expenses, many of which are associated with compliance with the Investment Company Act:  (a) Blackstone LLC has agreed to reimburse Applicant $400,000 each year as a “Reporting Reimbursement;” and (b) the Debtor has agreed to, from time to time, loan to Applicant additional funds to permit Applicant to pay its administrative, compliance and similar expenses.

The relief requested in this Application would permit Applicant to engage in the following transactions which, in the absence of an exemption, might appear to violate provisions of the Investment Company Act:

Transactions Relating to Initial Capitalization:

Primary Relief Requested:  Permit Applicant to offer its interests without first having a net worth of at least $100,000.  Alternative Relief Requested:  Permit Applicant to redeem the $100,000 investment in Applicant that would be made by the Debtor (as defined below), with the redemption to occur following the issuance of an exemptive order permitting the redemption.

§14(a)
Permit Applicant to issue to Sunwest Investors common and preferred equity interests and to issue to the Sunwest Founders contingent “profits interests,” pursuant to the Plan of Reorganization to be approved by the Court.

§§18(a), (c)
Transactions Relating to Ongoing Operations:

Permit Applicant to accept loans from the Debtor in the Sunwest bankruptcy estate to defer administrative, compliance and other similar expenses.	§18(a)

Applicable Investment Company Act Provisions

Section 6(c) of the Investment Company Act provides, in part, that the Commission, “by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Provisions Applicable to Exemptions Relating to Initial Capitalization

Section 14(a) of the Investment Company Act requires registered investment companies to have a net worth of at least $100,000 prior to publicly offering their securities.  Section 14(a)(3) provides certain exceptions in connection with offerings registered under the Securities Act.

Section 18(a) of the Investment Company Act limits the ability of registered closed-end companies to issue senior securities representing debt or preferred stock, by imposing strict conditions on such issuances.  Section 18(c) of the Investment Company Act provides generally that it is unlawful for any registered closed-end company “to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock.”

Provision Applicable to Exemptions Relating to Ongoing Operations

Section 18(a) of the Investment Company Act limits the ability of registered closed-end companies to issue senior securities representing debt, by imposing strict conditions on such issuances.

Discussion

General

Although Applicant comes within the definition of investment company in the Investment Company Act, Applicant is substantively much different than most registered investment companies.  Applicant intends to register as a closed-end company.  However, Applicant believes it would be in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act and the rules thereunder to exempt Applicant from Section 14(a), Section 18(a) and Section 18(c), as discussed below.

The Commission has granted relief to other issuers formed as a result of bankruptcy proceedings, including The Drexel Burnham Lambert Group Inc., Investment Company Act Release Nos. 18643 (April 1, 1992) (notice of application) and 18675 (April 24, 1992) (order); LTV Aerospace Creditors Liquidating Trust, Investment Company Act Release Nos. 19596 (July 26, 1993) (notice of application) and 19648 (August 24, 1993) (order).

In those orders, the Commission exempted the applicants from all provisions of the Investment Company Act, except Sections 9, 17(a), (d) (as modified by the application) and 17(e), 30 (as modified in the application), and 36 through 53.  In doing so, the Commission recognized that it was in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act to provide extensive exemptive relief for entities formed as a result of bankruptcy proceedings, whose operations would be overseen by a court.  Applicant submits that its requested relief is equally in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act.

Although Applicant is not structured as a liquidating trust, its purpose of resolving bankruptcy proceedings is the same as that of a liquidating trust.  In addition, Applicant’s term will expire on December 31, 2020, subject to earlier dissolution and termination under certain circumstances.  The liquidating trust in the Drexel Burnham matter had a four-year duration, with three additional two-year extensions permitted if approved by the bankruptcy court.  The LTV Aerospace Creditors Liquidating Trust had a 10-year duration, subject to earlier termination under certain circumstances.  Applicant is not structured as a perpetual fund, because it is expected that Blackstone LLC will wind down over a few years consistent with the typical liquidity objectives applicable to private equity fund investments.

The provisions of the PSA and the Plan of Reorganization which permit Sunwest Investors to elect to receive interests in Blackstone LLC (through Applicant) are primarily designed to ameliorate the adverse tax consequences which would result from liquidating the Sunwest Enterprise or selling the Sunwest Assets directly to Blackstone LLC.  Applicant notes that the relief it seeks is much more narrow than that sought in the Drexel Burnham and LTV Aerospace matters, in that Applicant intends to register under the Investment Company Act and only seeks relief from specified provisions.  As a registrant under the Investment Company Act, Applicant will comply with all applicable requirements of the Investment Company Act and the rules thereunder, except for provisions from which exemptions are granted.

Like the applicants in the Drexel Burnham and LTV Aerospace matters the Court has been actively involved in all aspects of the reorganization, including the development of Applicant’s capital structure, and the Court will have continuing jurisdiction over Applicant.  It is anticipated that the Court’s active, ongoing involvement in Applicant’s affairs will terminate once the Plan of Reorganization has been confirmed, the interests in Applicant have been distributed to Sunwest Investors, and a board of managers has been elected by Applicant’s members.  This is expected to occur promptly after January 2011.  Although the Court’s jurisdiction over Applicant will continue thereafter, its involvement will primarily be to resolve any disputes that arise under Applicant’s governing documents.  See, First Home Investment Corporation of Kansas, Inc., Investment Company Act Release Nos. 9173 (February 25, 1976) (notice of application) and 9213 (March 19, 1976) (order), in which the bankruptcy court and the Commission had concurrent jurisdiction over a registered investment company.  Also, in the Drexel Burnham and LTV Aerospace matters, those investment companies remained subject to certain provisions of the Investment Company Act, while they also were subject to the jurisdiction of the bankruptcy court.

Exemptions Requested Relating to Initial Capitalization

Applicant is seeking exemptions from Sections 14(a), 18(a) and 18(c) of the Investment Company Act in connection with Applicant’s initial capitalization.

Section 14(a)

Applicant requests an exemption from Section 14(a) of the Investment Company Act to permit it to offer its securities without first having a net worth of at least $100,000.  Applicant submits that the exemption would be consistent with the purposes of the Investment Company Act and the protection of investors, given the unique nature of Applicant, as an entity formed to resolve bankruptcy proceedings, address claims of various Sunwest Investors and ameliorate unfavorable tax consequences that would result if the bankruptcy estate were to sell the Sunwest Assets directly to Blackstone LLC.

Section 14 is designed to address the problem encountered before 1940 that sponsors of investment companies would abandon them, by ensuring that each registered investment company has sufficient financial responsibility.  Blackstone LLC’s reimbursement obligation of $400,000 each year and the Debtor’s obligation to loan Applicant funds to permit Applicant to pay its administrative, compliance and similar expenses provide far greater protection than the $100,000 minimum net worth requirement.  In addition, if the $100,000 contribution is required, it would be made by the Debtor.  If the $100,000 contribution is made and it remains invested in Applicant, that investment would dilute other members of Applicant and, accordingly, would be contrary to Applicant’s purpose to maximize returns to its members.  Furthermore, although Applicant does not have a sponsor, it is being formed pursuant to the order of the Court.  Therefore, payment of a $100,000 initial capital contribution is not necessary for investor protection and an exemption from such requirement also would be consistent with the purpose underlying Section 14(a).

Because Applicant’s offering of securities is exempt from registration under the Securities Act by 11 USC §1145(a), the exceptions provided in Section 14(a)(3) of the Investment Company Act are not available to Applicant.

For the above reasons, Applicant believes that the policy concerns of Section 14(a) are not applicable to Applicant and that it is appropriate to waive the $100,000 minimum net worth requirement.

If, for any reason, the Commission does not grant Applicant’s requested exemption from Section 14(a) waiving the $100,000 net worth requirement prior to the date on which Applicant registers under the Investment Company Act, the Debtor will contribute $100,000 to Applicant before Applicant files its registration application.  In such event, Applicant hereby requests alternative relief under Section 14(a) to permit Applicant to redeem the Debtor’s $100,000 contribution after receipt of an exemptive order permitting such redemption.4

4   The Commission generally requires that the $100,000 initial contribution be retained by the investment company for several years.

For the reasons stated above, Applicant believes that, if the Commission does not grant Applicant’s requested exemption from the $100,000 minimum net worth requirement, the Commission should waive the requirement that the $100,000 contribution be retained by Applicant for several years and permit Applicant to redeem the Debtor’s $100,000 contribution after receipt of an exemptive order permitting such redemption.

Sections 18(a) and (c)

Applicant requests exemptions from Sections 18(a) and 18(c) of the Investment Company Act to the extent necessary to allow Applicant to issue multiple classes of equity interests with differing priorities.5

Applicant submits that the exemptions would be consistent with the purposes of the Investment Company Act and the protection of investors, given the unique nature of Applicant, as described above.  Section 18 generally is designed to prohibit investment companies from creating overly complicated capital structures and to ensure equitable treatment of security holders.  Applicant believes that these concerns are not present for its structure, given its limited operations and given the Court’s approval of its structure.

Exemption Requested Relating to Ongoing Operations

Applicant is seeking an exemption from Section 18(a) of the Investment Company Act in connection with Applicant’s ongoing operations.

Section 18(a)

Applicant requests an exemption from Section 18(a) of the Investment Company Act to the extent necessary to permit Applicant to borrow up to $2.0 million from the Debtor to cover future administrative, compliance and similar expenses which may be incurred before Applicant has sufficient liquid assets to pay the expenses.  Such expenses will include administrative expenses (including the expenses of a third-party administrator, which Applicant intends to retain), expenses of complying with the Investment Company Act, expenses of providing tax and other information to Applicant’s members, legal and accounting expenses, and similar administrative and compliance expenses.

The purpose of the loan is to provide assurance that Applicant will have sufficient financial resources available to pay its administrative and compliance expenses associated with being an entity registered under the Investment Company Act and having a large number of members.  Applicant expects that cash distributions from Blackstone LLC will be minimal in the initial period after its acquisition of the Sunwest Assets.  Blackstone LLC has agreed to provide to Applicant an annual “Reporting Reimbursement” of $400,000 to enable Applicant to cover such expenses.

5   Applicant will issue non-voting “profits interests” to the Sunwest Founders.  Although Section 18(i) generally does not allow the issuance of non-voting equity interests, Section 18(i) includes an exception to its requirements “as otherwise required by law.”  The order of the Court approving the Plan of the Reorganization, including the transactions contemplated herein, will meet this exception by specifically providing that the contingent “profits interests” issued to the Sunwest Founders may not be voting interests.

Applicant believes that its annual administrative and compliance expenses may exceed the amount of the Reporting Reimbursement to be provided by Blackstone LLC.  Accordingly, the loan was proposed in order to assure Applicant sufficient resources to maintain its existence and compliance.

The loan arrangement between Applicant and the Debtor will allow for borrowings of up to a total of $2.0 million.  The loan will bear interest at 6% per year, and will mature on the third anniversary of the closing of Blackstone LLC’s acquisition of the Sunwest Assets.  Applicant did not seek financing for the loan from commercial banks or other unaffiliated lenders as Applicant did not believe that such financing would be available on the terms, or for the purposes intended.  The interest rate applicable to the loan was selected as it is the same rate applicable to the Blackstone LLC’s 6% Class A Preferred Units, which are guaranteed obligations to pay and therefore are similar to a debt obligation and the terms of which were arrived at through arm’s-length negotiations with an unaffiliated party.  Although Applicant and Debtor are separate legal entities, there exists a significant overlap among the members of Applicant on the one hand and the creditors and investors in Debtor on the other hand, such that the potential for conflicts of interest is virtually eliminated.  The Chief Restructuring Officer and the Receiver have concluded that the terms of the proposed loan are in the best interests of Applicant and the Debtor.  The loan will be consummated only if the Court enters an order confirming the Plan of Reorganization, which order must include a finding of good faith and a determination that, in light of the particular circumstances, and viewed in light of the totality of the circumstances surrounding the confirmation, the Plan (including the loan) will fairly achieve a result consistent with the Bankruptcy Code.  See, e.g., 7 Collier on Bankruptcy ¶1129.02[3][a][ii][A] (16th Ed., Rev. 2009).

The Debtor is expected to exist for several years (i.e., until it has resolved all outstanding claims against it and all claims that it pursues).  At the current time, the Debtor is involved in evaluating and adjusting claims totaling several billion dollars.  It is anticipated that the Debtor will have access to sufficient funds to lend the agreed-upon amounts to Applicant.  Applicant anticipates that, within three years after the closing of Blackstone LLC’s acquisition of the Sunwest Assets, Applicant’s receipt of distributions from Blackstone LLC will be adequate to allow Applicant to repay the loan to the Debtor and to pay its administrative and compliance expenses on an ongoing basis.

Conclusion

As with any bankruptcy or insolvency case, it is of fundamental importance to have efficient operations and to minimize expenses of administration.  In the present case, the tax consequences to some Sunwest Investors of a traditional liquidation or sale of the Sunwest Assets are potentially so grave that ameliorating those consequences has compelled adoption of a relatively complex structure.  Nonetheless, it is Applicant’s goal to conduct its operations as efficiently as possible to minimize expenses, while also satisfying Applicant’s fiduciary responsibilities to its members and thereby maximizing the after-tax return to members.  Applicant’s requested exemptions are designed to maximize returns to investors and are consistent with the protection of investors and the purposes of the Investment Company Act.

Conditions

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.  Applicant will not own or hold securities other than (a) interests in Blackstone LLC and (b) temporary short-term investments in general obligations of the United States, or its agencies and instrumentalities; and/or deposit accounts with banks which accounts are insured by the Federal Deposit Insurance Corporation or an equivalent insuring organization.

2.  Applicant intends to comply with all applicable provisions of the Investment Company Act and the rules thereunder, except for provisions from which exemptions are granted.

REQUEST FOR RELIEF

For the foregoing reasons, Applicant requests that the Commission enter an order exempting Applicant from Sections 14(a), 18(a) and 18(c) of the Investment Company Act and the rules thereunder.

Pursuant to Rule 0-2(c)(l) under the Investment Company Act, Applicant states that all actions necessary to authorize the execution and filing of this Application in Applicant’s name and on its behalf have been taken.  Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

The items required by Rule 0-2(c)(1) under the Investment Company Act were attached to the Original Application.  The verification required by Rule 0-2(d) under the Investment Company Act is attached hereto as Exhibit A.

Pursuant to Rule 0-2(f) under the Investment Company Act, Applicant hereby states that the address of Applicant is Post Office Box 3649, Portland, OR 97208-5248 and further states that all communications or questions concerning this Application should be directed to:

Matthew A. Chambers, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 663-6591	Carol Dey Hibbs, Esq. Tonkon Torp LLP 1600 Pioneer Tower 888 S.W. Fifth Avenue Portland, OR 97204-2099 (503) 802-2016

Applicant requests that the Commission issue an order pursuant to Rule 0-5 without the necessity of holding a hearing.

WHEREFORE, Applicant requests that the Commission enter an order exempting it from Sections 14(a), 18(a) and 18(c) of the Investment Company Act and the rules thereunder.

Sunwest Rollover Member LLC

Dated: June 17, 2010	By:	/s/ Michael A. Grassmueck
	Name:	Michael A. Grassmueck
	Title:	Manager

EXHIBIT A

STATE OF OREGON	)
) ss:
COUNTY OF MULTNOMAH	)

The undersigned, states that he has duly executed the attached Amended and Restated Application for an Order of Exemption Under Section 6(c) of the Investment Company Act of 1940, as amended, dated June 17, 2010, for and on behalf of Sunwest Rollover Member LLC; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Sunwest Rollover Member LLC

By:	/s/ Michael A. Grassmueck
Name:	Michael A. Grassmueck
Title:	Manager

Exhibit A